SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Successful bid in Venezuela

(Rio de Janeiro, November 16, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its subsidiary Petrobras International Braspetro B.V. confirmed the successful bid of the Moruy II Block (“Block”), in the second (2nd) offshore exploration bidding round in the Bolivarian Republic of Venezuela (“Republic”), namely “Rafael Urdaneta Project – Phase B”, jointly with Teikoku Oil Co., Ltd. (“Teikoku). The Exploration License is expected to be awarded at the end of November, 2005, thorough the approval process in the Republic.

The Block, 874km2 in extent, is located in the south eastern part of the Gulf of Venezuela, which is just to the north of oil prolific Maracaibo Lake and approx. 450km to the west of Caracas, the capital of the Republic. The working interest of the Block is to be owned 50% by Petrobras (Operator) and 50% by TEIKOKU. The term of the license, including 3-year initial exploration period with 1-year extension at its option is 30 years and we expect to invest approx US$ 20 million in the initial exploration period.

Petrobras and Teikoku has, through its subsidiaries, joint operations for gas exploration and development projects, i.e. San Carlos and Tinaco blocks in Venezuela (subject to the government approval) and Cuervito and Fronterizo blocks in Mexico, as well as for oil exploration and development projects, i.e. Blocks 18 and 31 in Ecuador (subject to the government approval). Accordingly, this is the fourth (4th) joint operation for Petrobras and Teikoku.

The conclusion of this operation is in line with Petrobras’ Strategic Plan objectives of consolidating its position as an integrated energy company with a strong international presence and a leader in the Latin American market.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.